Filed by Federal Street Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Agiliti, Inc.
Date: August 13, 2018

On August 13, 2018, Federal Street Acquisition Corp. and UHS Holdco, Inc., the holding company of Universal Hospital Services, Inc., hosted a conference call to discuss their previously announced proposed business combination. The following is a transcript of that conference call.

Operator: Greetings and welcome to the Federal Street Acquisition Corporation and Universal Hospital Services investor presentation. Your presenters today are Scott Sperling, Executive Chairman of Federal Street Acquisition Corporation and Co-President of Thomas H. Lee Partners and Tom Leonard, Chief Executive Officer of Universal Hospital Services. I will now turn the presentation over to Kate Kaiser, Vice President of Corporate Communication and Investor Relations at Universal Hospital Services.

Kate Kaiser: Thank you, operator, and hello. Thank you for joining us for today’s presentation to discuss the proposed business combination between Federal Street Acquisition Corporation and Universal Hospital Services.

A press release announcing the proposed transaction as well as an investor presentation were issued today and are both available on the UHS website at uhs.com.

During this presentation, we will make forward-looking statements that include, but are not limited to, statements about a proposed business combination among Federal Street Acquisition Corporation and Universal Hospital Services, Incorporated and the benefits of the proposed transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other factors, many of which are outside Federal Street or UHS management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

These risks and uncertainties include, but are not limited to, those factors described in our press release and written presentation issued today and in our SEC filings, and we urge you to read them. In addition, in connection with the proposed transaction, Federal Street intends to file a proxy statement with the SEC for use at the special meeting of stockholders to approve the business combination, and Federal Street will cause Agiliti, the newly formed holding company, to file a Registration Statement on Form S-4, including a prospectus, with respect to the securities being issued in the transaction. You are advised to read when available these and other related documents filed with the SEC because they will contain important information about the combined company, transaction, the participants’ interest and related matters. These documents can be obtained without charge at the SEC’s website at www.sec.gov or from Federal Street Acquisition Corporation.

Please note that today’s presentation is neither an offering of securities nor solicitation of an offer to buy any securities.

With that, I’ll turn the presentation over to Tom Leonard.

Tom Leonard: Thanks, Kate. Hello and thank you for joining our presentation today. We’re excited to share with you more detail on the proposed business combination between Federal Street Acquisition Corporation and Universal Hospital Services. As you are now aware, on August 13, Federal Street Acquisition Corp. and the holding company of Universal Hospital Services Inc. announced a definitive merger agreement. Under the terms of the agreement

Federal Street and UHS will combine under new holding company to be named Agiliti, Inc. which intends to apply to have its common stock and warrants listed on the NASDAQ stock market.

Today I’ll give you a brief overview of Agiliti and share some of our recent financial results. Before that I’ll turn the call over to Scott Sperling who will share some opening remarks and background on the transaction. Scott?

Scott Sperling: Thanks, Tom. Good morning and thank you all for joining us today as we discuss the merger between Federal Street and UHS to form Agiliti. Before I begin I’d like to express how excited we all are at Federal Street and THL to partner with Tom and the incredible team at UHS as we enter an exciting new chapter and with a new name.

We have personally known Tom for quite some time now and have long admired his ability to lead and grow successful businesses. Having tried to hire him a couple of different times we are delighted to be his partner in such an outstanding opportunity. We firmly believe that UHS’s strong competitive position, broad range of high-value capabilities and superior business model make this an ideal partnership for Federal Street and THL. As their partner, we greatly look forward to contributing our operational and strategic expertise as the combined company builds on its proven platform, executes on its compelling growth objectives and continues to deliver its customers the industry’s best healthcare technology management and service solutions.

Having said that, I would like to ask you to now turn to slide five of the investor presentation entitled Overview of Federal Street Acquisition Corp. so we can get started. As many of you know, Federal Street is a special purpose acquisition company sponsored by an affiliate of our private equity firm, Thomas H. Lee Partners. We established this company last year with the purpose of entering into a merger, stock purchase or similar business combination with one or more businesses and on July 2017, we raised $460 million for growth and liquidity through an initial public offering.

At the time we saw to capitalize on the ability of our management team and our affiliation with THL to identify and merge with a promising growth-oriented business specifically focused on the healthcare industry. And we leveraged the very high value added of THL’s experience professional team, the industry expertise that has been built over decades in the healthcare sector, the deep network of relationships that we’ve built over that time and the ability of our operating team, our strategic resource group a proven ability to add value in helping to build and make more efficient these really interesting companies in the healthcare sector.

Now moving on to slide six, our experience is derived from a very range of investments in the healthcare sector. In fact, you can see the entire healthcare ecosystem that we touch. You know that we acquired seven healthcare companies totaling over $7.5 billion in enterprise value in the last three years alone. We have invested in 16 healthcare companies with more than $23 billion of total enterprise value over the last couple of decades. Of the healthcare investments listed on this slide Syenos Health, Curo Health Services, ProPT, Healthcare Staffing Services, CSafe, PCI Pharma and 1-800 CONTACTS are all existing THL portfolio companies or companies that we have just recently sold such as Curo.

Turning to slide seven, you’ll see that UHS fits in well with the criteria that we specified for our investors when we raised Federal Street back last July. The first is that this company operates in a market with extremely strong secular growth trends. The second is the company has a sustainable competitive advantage, largely based on its strong commercial infrastructure that is unmatched in the country that spans all of the major healthcare markets and the company has a proven ability to improve the utilization rates of both complex and simple equipment for its customers thereby generating significant cost savings for its customers across a wide range of products that it manages.

The third is the company continues to accelerate its topline growth by leveraging these competitive advantages with both new and existing customers in order to both increase its market share and it has the ability to further increase its revenue growth rate through accretive acquisitions where it has a good history of buying companies at prices that create significant accretive equity value. The fourth is that UHS has the potential to generate strong growth and free cash flow and you can see that in that recent years UHS has transformed its business model to a much higher growth, much higher value-added services model that is much less capital-intensive and generates a much higher level of free cash flow conversion.

Lastly and perhaps most importantly we wanted to only invest in a company that supported a management team that is either great or can be great. And UHS certainly already has a great management team in place that has demonstrated strong and consistent performance since they joined this company in 2015.

Notably, Tom and his team have transformed UHS business model to this higher return on invested capital, much higher free cash flow paradigm that is generating 13.5% EBITDA minus accrual CapEx CAGR since 2015. They have also achieved more than 95% recurring revenues which provides enormous predictability as well as an advantaged growth platform. And as we know from our very long history in this business, it’s very hard to find a company that has such great growth potential as well as such high rates of predictability. So, as you can see UHS easily checked off all of our necessary investment criteria.

Lastly, let me touch on the transaction valuation which you can see on slide eight and which we believe provides the potential for significant upside. As you can see with a price of $10 per share and 106 million pro forma shares outstanding we get to a fully distributed equity value of 1.06 billion. Adding in the 677 million of net debt in the pro forma company to get to a fully distributed enterprise value of $1.74 billion or 11.6 times the company’s 2018 adjusted EBITDA of approximately $150 million.

If you look at the comparables, Agiliti’s implied valuation using 11.6 times multiple of estimated 2018 adjusted EBITDA compares very favorably with the median of similarly -sized comparable industry public companies. Those companies actually have a multiple median multiple of 16.8 times their 2018 adjusted EBITDA.

In terms of funding and sources, the transaction will be funded by 460 million of cash from Federal Street raised from its IPO, 660 million of newly raised debt, 17 million of rollover of existing capital leases, 238 million in existing shareholder rollover and 250 million in additional common equity for a total of $1.625 billion in total sources.

Those sources will be used to distribute 630 million in cash to existing shareholders, 695 million will be used for repayment of existing net debt and 17 million will be attributed to existing capital lease rollover. There will be 238 million attribute it to existing shareholders for their rollover and the remaining 45 million will be used for transaction related fees and expenses. Finally, the illustrative pro forma economic ownership in the combined company will be as follows, the current public Federal Street stockholders will own approximately 43% of Agiliti’s common equity. Approximately 30% of the company will be held by THL and approximately 22% will be held by existing shareholders including Irving Place Capital and the remaining 5% will be held by other institutional investors.

So, before I turn the call over to Tom who will take you through the rest of the presentation I would like to reiterate the significant and compelling growth opportunities ahead for UHS and Federal Street together as Agiliti. It’s rare to find a company that has such outstanding growth prospects and yet have such an amazing amount of recurring revenues, so we are very excited about this. We are very excited to finally be able to partner with Tom and his team. So, Tom?

Tom Leonard: Thanks, Scott. I am excited today to introduce you to Agiliti, a company built on nearly 80 years of expertise in medical equipment management services for the healthcare industry. Before I begin let me remind you that until the consummation of this transaction the company will continue operating under its historical name, Universal Hospital Services.

Today’s announcement marks a new chapter for our company. When this transaction is completed UHS will begin operating as a public company and will go to market under a new name, a name that reflects the company that we are today, the value we bring to healthcare and the momentum propelling us to future growth as we look forward in our journey, that new name is Agiliti.

Let me take a few moments now to introduce you to Agiliti. First, a few points on what makes Agiliti unique. As Scott previewed in his introduction, Agiliti operates within a large and growing market segment where we are uniquely positioned to help our customers navigate the operational and financial challenges that a company acquiring, managing and maintaining both medical devices and equipment.

We enjoy a highly differentiated value proposition that aligns our services squarely with the goals of healthcare providers, reducing capital and operating costs while helping improve the delivery of care. Our platform for metal equipment management services, which I’ll describe in more detail in a few moments, is built on a nationwide operating platform that uniquely positions the company in every major US healthcare market. The company has demonstrated its organic growth momentum and we have a clear path to augment our growth to targeted tuck-in and strategic acquisition opportunities.

Let me share a bit more background on what we do and why it matters for our customers. Simply stated, Agiliti manages the medical equipment needs of healthcare providers so that clinicians can focus on delivering quality patient care. We do that with a complete end-to-end turnkey solution managing a customer’s owned medical equipment, maintaining and repairing that equipment and providing timely supplemental rental to address unique needs on-demand.

Our individual solution areas include equipment solutions which is comprised of our market-leading portfolio of medical equipment made available for hospitals to rent on-demand, on-site managed services where we work on location in hospital ensuring that equipment is delivered in a safe working order to be used on patients and clinical engineering where we provide repair and maintenance services on a wide range of different medical equipment.

This is our fastest-growing service offering which also represents 28% of our current revenue. We deliver theses services from the most comprehensive local market service and repair infrastructure in the industry, covering more than 85% of all acute care beds and a majority of alternate care settings. As I’ll share over the next few minutes our infrastructure and our scale are unique.

Just one example, nearly all of our employees are field-based except for a small corporate office presence. We have a dedicated team of sales professionals that number nearly 200 but they’re augmented by our more than 2700 trained operators that work inside, around and throughout our customer base and are a steady sea of opportunities to our team. These capabilities contribute to our above market growth, provide a long-term sustainable advantage.

It’s worthwhile to spend a moment touching on some of the market dynamics that directly support the long-term opportunity for Agiliti. First, the medical equipment market is growing. The devices at the patient’s bedside has increased 62% over the last decade reflecting both the introduction of new devices as well as the general trend of higher acuity care within hospitals. Additionally, the complexity of medical devices continues to increase, the introduction of smart and connected devices for example, an infusion pump loaded with the hospital’s medication formulary and connected to its electronic medical record has created an increasing burden on a hospital’s internal staff to manage, maintain and repair.

Finally, the look to push care beyond the hospital in lower cost and more patient convenient care settings has led to the widespread development of integrated delivery networks. We often get asked if we are a hospital focused company and if the broader macro trends affecting hospitals negatively impact us. The answer is a confident no.

First, whether hospitals are financially healthy, or they are challenged, their need to address non-core services cheaper and better is always constant and critical and this has led to a steady trend of outsourcing to companies like ours. Second and equally important our customers are increasingly health systems that include hospitals, clinics, surgery centers and specialty care facilities. The need to efficiently manage and maintain smaller decentralized pools of medical equipment is increasing demand for the specialized in-market capabilities that Agiliti has to offer.

Let me spend a few moments describing the complex challenges our customers face and how Agiliti addresses that need. It starts with an understanding that hospitals are organized to deliver high-quality patient care and that organizational model ultimately creates silos. Patient care, supply chain and clinical engineering each have important roles to play in the acquisition and day-to-day management and maintenance of medical devices.

As I shared a moment ago the number of medical devices per bed continues to grow and the arrival of smart and connected devices has made the challenge of managing and maintaining this equipment more complex. The result, low effective utilization of owned medical equipment, excessive medical device rental and service costs that are often more than double the benchmark.

I will share a simple example of how this plays out every day in hospitals across the country. A patient is transferred to the ICU in the middle of the afternoon and that patient has physician orders covering half a dozen medications and other care procedures. The nurse assigned to the patient goes to start the IV medications but can’t readily find the infusion pump she needs. The nurse makes a quick call down the supply chain who then calls a rental company to deliver a handful of pumps.

As it’s still early in the afternoon supply chain order several extra pumps to try to get ahead of a potential shortage problem. In the meantime, more than two dozen infusion pumps are sitting in the basement of the hospital in a repair queue waiting for an understaffed biomed team to get to them and a dozen more pumps have been hidden, literally stashed away in supply cabinets or in other patients’ rooms by well-meaning clinical staff that want to ensure their patients don’t experience a delay in therapy because they can’t find the necessary pumps.

While it seems like this is a simple problem to fix the fact is there is no group and no organization within the hospital that has the responsibility, tools or systems to manage this challenge. Agiliti is uniquely positioned to help our customers address these challenges and more.

Through our service platform called equipment value management or EVM we break down the silos that lead to workflow inefficiencies, delayed therapy, clinician frustration and unnecessary cost via an end-to-end managed service that ensures providers have the patient-ready medical equipment they need where and when they need it with the confidence it’s maintained to the highest standard.

With our on-site managed services our team matters members are embedded within the hospital or healthcare organization and are closely integrated into their operations. There we mobilize and manage the facilities owned medical device assets ensuring clinicians have the patient-ready medical devices they need available where and when they need them and ensuring a hospital’s owned equipment is fully utilized.

Our integrated clinical engineering service addresses nearly the full range of medical equipment maintenance and repair needs for a healthcare organization from basic preventative maintenance of mobile devices like infusion pumps to the repair of more complex instruments including surgical lasers, x-ray and ultrasound devices as well as high-end imaging modalities. We leverage a combination of on-site labor deployed at customer locations with the ability to draw from a flexible labor pool of skilled technicians from our more than 86 in-market service centers and our five maintenance and repair centers of excellence to drive down service cost while prioritizing maintenance and repair activities. Overall, we reduce our customers’ reliance on rental to meet their patient’s clinical needs but when they do require rental Agiliti enjoys an unmatched medical equipment rental fleet.

The cornerstone of our equipment solutions model is the delivery of patient-ready devices right to the point of care. We also provide skilled resources where required. For example, laser technicians to guide a surgeon in the use of the surgical laser during a case or a product expert to support nurses in the proper use of specialty beds and surfaces. And with more than 86 in market service centers staffed with Agiliti’s trained employees located across the country no company is better equipped or geographically situated than Agiliti to satisfy this demand.

EDM is a comprehensive, customer centric solution that links all of our service offerings at Agiliti and it’s built on an in-market service and last mile logistics infrastructure which we believe has no peer in the industry. I’ll share a brief example of how we’re powering our growth with this strategy.

There is a large academic healthcare system located in the upper Midwest that has been a long-time rental customer of ours. They were experiencing a number of challenges related to the disconnected processes and the organizational silos associated with the management and maintenance of medical devices. We were able to leverage our long-standing relationship as a valued supplier.

We earned the right to deliver unique insight into their challenges. We were able to clearly quantify their inefficiencies and we demonstrated the financial savings we could deliver. The result, we have signed multiple contracts and we’re delivering quantifiable benefits and we still have room to grow with this customer. This is a concept we internally call expanding our share of wallet and we are delivering on this strategy now in health systems across the country.

Powered by our EVM solution Agiliti enjoys line of sight to significant opportunities to drive our long-term growth. Agiliti participates in a growing $12 billion annual US market opportunity.

This market opportunity reflects our estimate of the annual revenue potential for all US healthcare organizations to outsource each of the functions which comprise our EVM solution. Currently more than $4.8 billion is contracted annually across equipment solutions, on-site managed services and clinical engineering services, the market categories that comprise our EVM solution. Agiliti has captured just 11% of that growing market opportunity.

Further refining our market view and reflecting our primary commercial strategy within the more than 7000 healthcare facilities we currently serve we further identify a subsegment of the overall market of approximately $3.3 billion which approximates the active business within our current customers where we believe our EVM strategy best positions us to win over time. We define the business we currently do relative to the overall opportunity within our customers as a share of current wallet calculation. We estimate that Agiliti currently enjoys a 16% share of wallet.

We believe that our current momentum and the significant headroom for further penetration of our solutions, both with new customers and within our existing customer base, provide Agiliti with a meaningful opportunity for sustained growth. So how are we achieving the success both in winning new business and growing faster than the overall market?

Generally we compete with three types of competitors, diversified manufacturers of medical devices, large diversified service providers and a variety of smaller niche service providers. Versus all competitors, we compete, and we win with that integrated end-to-end service solution delivered from our unique local market service and last mile logistics network. This is a powerful operations platform which has no equal in terms of footprint, cost or capabilities. Further, versus diversified manufacturers we compete and win with a vendor agnostic service capable of meeting all a customer’s medical device service needs and delivered at a value driven price point versus large diversified service providers we compete and win on the strength of our medical device only focus. We don’t do laundry, we don’t run the cafeteria, we only take care of medical devices.

Our solution uniquely addresses all aspects of acquiring, managing and maintaining the hospital’s medical devices and we run this business under the guidance of a formal medical device quality management system and with ISO 1345 certification, just like a device company. And versus niche service providers we routinely achieve a price premium on the strength of our end-to-end solution and a nationwide footprint that can match that of any healthcare organization in the nation, all delivered with the confidence of a company run with the systems and certifications of a medical device company.

Looking ahead we have good forward visibility to driving bottom-line performance through outsized topline growth. We have a number of levers that will help take us from 138 million of 2017 adjusted EBITDA to our 9 to 11% long-term growth CAGR. These opportunities include both taking advantage of the underlying drivers of the medical equipment market and executing on our organic growth strategy, as well as the opportunity to augment our growth with select M&A. And as we continue to hone our competitive tools our momentum is growing, and our progress is clear in our financial results.

Earlier today we reported our results from the second quarter. I’ll share some brief commentary on our performance to date but first let me take a moment to orient you on our financial reporting.

Agiliti operates as a single integrated business with three primary service lines, equipment solutions, clinical engineering and on-site managed services. All three service lines are built on and leverage a single nationwide infrastructure, management team and systems infrastructure that we described earlier. We report our financial results under one reporting segment consistent with how we operate the business.

With that I’ll share a few highlights from our second quarter results. Revenue for the quarter was $140.7 million, up 9.7% compared to the second quarter of 2017. Adjusted EBITDA was $37.4 million, an increase of $3.1 million compared to Q2 of last year. While not reflected on this slide, overall for the first half of 2018 revenue is up 9.3% and adjusted EBITDA is up 11.9% year-over-year.

Additionally, year-over-year we’ve reduced our leverage ratio by 0.6 turns. Our consistent accelerating results are being driven by demand for our end-to-end equipment value management offering where we’re generating consistent organic growth through both new and existing customers as they contract for expanded services within our platform of offerings. We’ll will share more insight on our Q2 earnings call tomorrow morning.

A few thoughts in of our business segments. Equipment solutions which as I described earlier represents our large portfolio of medical equipment that is available for hospitals to rent on demand is an important underlying part of our business and it’s where we have undergone the biggest transformation in the last several years as we have worked to tune this business and reduce its capital intensity. The transformation work is now effectively behind us and we’ve entered 2018 position for future growth.

You will also recall from my earlier description that clinical engineering is the business comprised of our service offerings focused on the maintenance and repair of medical devices. Our clinical engineering solution line has grown at double-digit rates and we continue to see that strong momentum in 2018.

Finally, our on-site managed service line which is where our teams work side-by-side with hospital staff using our proprietary systems that are integrated into the hospital healthcare information system to improve our customer’s medical device utilization while also ensuring clinicians have the patient-ready devices they need where and when they need them. This solution is showing consistent growth with a CAGR of 10% since 2015 with growth driven primarily from the origination of new contracts focused on the management of customer owned devices.

As we enter this next phase for the company our focus remains on accelerating our organic growth momentum and expanding our relationships with customers, building on our integrated EVM solution and our nationwide service infrastructure. Evident on this slide is the study acceleration of our earnings growth. What’s not obvious from the charts is the path we have taken to get here.

Since taking the reins in early 2015, this management team has made significant investments in developing our selling and marketing capabilities. We implemented a market-leading quality management system and have achieved and maintained ISO 1345 certification. We have made important investments in our IT infrastructure and we have held ourselves to the high standards of the market when it comes to acquiring and maintaining medical devices. In addition, we intentionally exited areas of the business that we believe did not make us better or a more valuable company like the previously mentioned move away from one-time capital sales.

Over the last several years we have incentivized our teams, measured our performance and optimized our decisions on an EBITDA less CapEx basis. We have focused on growing the earnings of the business while reducing the capital intensity of the overall company business model. The result of that focus is clear in the overall performance of the business and certainly obvious in our EBITDA less CapEx growth rate.

As we enter 2018 with our business and financial transformation activities behind us and with accrual capital now approaching the longer-term trend line expectation for our business, our attention turns back to the more traditional measure of EBITDA growth persisting our performance going forward. Implicit within our guidance for 2018 and 2019 is a clear expectation that we have for accelerating our EBITDA growth rate.

Our formula is simple and is really just a continuation of what we’re already seeing from our financial momentum. Grow our top line at above market growth rates and demonstrate continued leverage on the investments we have already made in the business over the last several years. With multiple levers to support our growth and improved forward visibility into our financial performance, we are excited about our future.

Turning to our financial guidance as released this morning in our Q2 financial results we expect 2018 revenue growth to be in line with our long-term revenue growth expectation of 9 to 11% and we are maintaining our adjusted EBITDA guidance in the range of 145 to $150 million with the expectation that we will end the year at the top end of the guidance range.

We also initiated guidance for 2019 with revenue growth again expected in the range of 9 to 11% and adjusted EBITDA targeted in the range of 165 to $170 million. And regarding leverage the company expects to continue to delever much as it has in the past looking to improve in 2019 in the range of 0.4 times to 0.6 times.

It’s a source of great personal pride to work alongside a remarkable team, several of whom are introduced here. Jim Pekarek, our Chief Financial Officer; Kevin Ketzel, our President overseeing our commercial sales and operations organization and Bettyann Bird, who leads our marketing and commercial solutions team. This group represents not just an extensive and impressive roster of healthcare leadership but moreover the strategic and operational expertise that’s enabled us to grow the company into a category leader. It’s a privilege to serve with them and I look forward to their continued leadership at Agiliti.

As we close today let me leave you with the following thoughts. Agiliti is a leading provider of end-to-end medical equipment solutions across the healthcare delivery continuum. We play today in a large and growing market that’s driven by increased medical equipment at the patient bedside and fragmented processes with an increasingly complex delivery system.

We enjoy a highly differentiated value proposition that is aligned with the imperative to reduce cost and improve the delivery of patient care. We benefit from an unmatched operational infrastructure with a nationwide footprint that covers every major US healthcare market. We have a long runway for organic growth, both with new business and in share of wallet capture opportunities within our existing customers. And we have a clear path to augmenting that organic growth profile with both tuck-in as well as larger strategic M&A opportunities.

We enjoy an attractive financial profile with highly visible recurring revenue and accelerating cash flow generation and the business is led by an experienced and proven management team. We’re excited about the opportunities to continue our growth through our new partnership with Federal Street and THL. Thank you again for your time and your interest in Agiliti.

With respect to next steps please stay tuned as Federal Street will file with the SEC a preliminary proxy statement in connection with the proposed business combination and will mail a definitive proxy statement and other relevant documents to its stockholders. The proxy statement will contain important information about the proposed business combination which is subject to customary and other closing conditions including regulatory approvals and approval of Federal Street stockholders.

We anticipate the transaction closing in the fourth quarter of 2018. This concludes today’s call. Thank you for joining us and thank you once again for your interest in Agiliti.

Participants in the Solicitation

FSAC, UHS, Agiliti and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of FSAC’s directors and officers in FSAC’s filings with the SEC, including FSAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 23, 2018. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FSAC’s shareholders in connection with the proposed Business Combination will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that FSAC intends to cause Agiliti to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

Certain statements made herein include forward looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Specifically, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside FSAC’s or UHS’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk

Factors” in the Prospectus filed by FSAC with the SEC and those described in the section entitled “Risk Factors” in UHS’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC, as well as UHS’s other filings with the SEC. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by FSAC stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed Business Combination; and costs related to the proposed Business Combination. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: UHS’s history of net losses; the need for substantial cash to operate and expand the combined company’s business as planned; the combined company’s expected substantial outstanding debt following the business combination; a decrease in the number of patients the combined company’s customers serve; the combined company’s ability to effect change in the manner in which healthcare providers traditionally procure medical equipment; the absence of long-term commitments with customers; the combined company’s ability to renew contracts with group purchasing organizations and integrated delivery networks; changes in reimbursement rates and policies by third-party payors; the impact of healthcare reform initiatives; the impact of significant regulation of the healthcare industry and the need to comply with those regulations; the effect of prolonged negative changes in domestic and global economic conditions; difficulties or delays in the combined company’s continued expansion into certain of UHS’s businesses/geographic markets and developments of new businesses/geographic markets; additional credit risks in increasing business with home care providers and nursing homes, impacts of equipment product recalls or obsolescence; and increases in vendor costs that cannot be passed through to the combined company’s customers.

Neither FSAC nor UHS undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.